Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee
Medium-Term Senior Notes, Series D	$1,000,000,000.00	$39,300.00	(1)

(1)	The filing fee of $39,300.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $39,300.00 due for this offering is offset against the $86,455.30 remaining of the fees most recently paid on January 26, 2009, of which $47,155.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. MTNDD370 — Dated February 6, 2009
(To Prospectus Supplement Dated April 13, 2006 and
Prospectus Dated March 10, 2006)
CITIGROUP FUNDING INC.
FDIC—Guaranteed Medium—Term Senior Notes, Series D
Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Description of Notes:

Principal Amount or Face Amount:	$1,000,000,000. Upon settlement, the Notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding FDIC-Guaranteed Medium-Term Notes due 2012 issued on January 30, 2009 and the aggregate principal amount of this series of Notes will be $3,150,000,000

Issue Price:	100.1058%

Proceeds to Company on original issuance:	$999,059,460.00 (including accrued interest but before expenses)

Commission:	$2,500,000

Agents’ commitment on original issuance:

Citigroup Global Markets Inc.	$820,000,000
Banc of America Securities LLC	$ 22,500,000
Deutsche Bank Securities Inc.	$ 22,500,000
Goldman, Sachs & Co.	$ 22,500,000
HSBC Securities (USA) Inc.	$ 22,500,000
Barclays Capital Inc.	$ 10,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$ 10,000,000
CastleOak Securities, L.P.	$ 10,000,000
Greenwich Capital Markets, Inc.	$ 10,000,000
KeyBanc Capital Markets Inc.	$ 10,000,000
Sandler O’Neill & Partners, L.P.	$ 10,000,000
SunTrust Robinson Humphrey, Inc.	$ 10,000,000
UBS Securities LLC	$ 10,000,000
The Williams Capital Group, L.P.	$ 10,000,000

Citigroup Global Markets Inc.’s capacity on original issuance: As Principal If as Principal
☐ The Registered Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The Registered Notes are being offered at a fixed initial public offering price 100% of Principal Amount or Face Amount.

Form of Note:	Global

Original Issue Date:	February 11, 2009

Stated Maturity:	April 30, 2012

Specified Currency:	N/A
(If other than U.S. Dollars)

Authorized Denominations:	Minimum USD 1,000 and minimum increments of USD 1,000 thereafter
(If other than as set forth
in the Prospectus Supplement)

Interest Payment Dates:	Quarterly on the 30th of each January, April, July, and October thereafter until maturity, with adjustment for period end dates on a modified following New York Business Day Convention

First Interest Payment Date:	April 30, 2009

Accrue to Pay:	Yes

Indexed Principal Note:	N/A

Type of Interest on Note:	Floating

Interest Rate (Fixed Rate Notes):	N/A

Base Rate (Floating Rate Notes):	LIBOR

Calculation Agent:	Citibank, N.A.

Computation of Interest:
(If other than as set forth
in the Prospectus Supplement):	N/A

Interest Reset Dates:	Quarterly on each Interest Payment Date

Rate Determination Dates:	The second London business day prior to each Interest
(If other than as set forth	Reset Date
in the Prospectus Supplement):

Index:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Spread:	33 bps

Computation of Interest:	N/A
(If other than as set forth
in the Prospectus Supplement)

Spread Multiplier:	N/A

Change in Spread, Spread Multiplier	N/A
or Fixed Interest Rate prior to Stated Maturity:

Maximum Interest Rate:	N/A

Minimum Interest Rate:	N/A

Amortizing Note:	No

Renewable Note:	No

Optional Extension of Maturity:	No

Optional Redemption:	No
Optional Redemption Dates:
Redemption Prices:
Redemption:

Optional Repayment:	No
Optional Repayment Dates:
Optional Repayment Prices:

Discount Note:	No
Total Amount of OID:
Bond Yield to Call:
Bond Yield to Maturity:
Yield to Maturity:

CUSIP:	17314AAB8
FDIC Guarantee:
The Notes are senior unsecured debt obligations of Citigroup Funding Inc. (the “Company”) fully and unconditionally guaranteed by Citigroup Inc. (the “Guarantor”) and are guaranteed by the FDIC under the FDIC’s Temporary Liquidity Guarantee Program (the “Program”). Each of the Company and the Guarantor has agreed to participate in the Program and comply with the requirements of the Program in order for the Notes to qualify for the FDIC’s guarantee. As described below under “Claims under the Program,” the uncured failure of the Company and the Guarantor to make a timely payment of any principal or interest due on the Notes obligates the FDIC to make such payment following the Representative’s (as defined below under “Claims under the Program”) notification to the FDIC of such payment failure and the Representative’s timely demand for payment under the guarantee. The Company’s failure to pay any principal or interest due on the Notes that is then paid by the FDIC on a timely basis will not constitute an event of default under the Notes and holders of Notes will not be permitted to accelerate the maturity of the Notes during any period when the FDIC is making timely guarantee payments of principal and interest on the Notes. The details of the FDIC guarantee are set forth in the FDIC’s regulations, 12 C.F.R. Part 370 (the “Final Rule”), and at the FDIC’s website at www.fdic.gov/tlgp.
The FDIC has concluded that the FDIC guarantee is entitled to the full faith and credit of the United States. However, the FDIC guarantee is subject to certain limitations of which you should be aware and should consider. Before investing in these Notes, you should consider the information below under “Risks Relating to the FDIC Guarantee.” Furthermore, the FDIC guarantee is exempt from the registration requirements of the Securities Act of 1933 and has not been registered with the SEC. As a consequence, noteholders are not entitled to the protections of the Trust Indenture Act of 1939 insofar as the FDIC guarantee is concerned.
The Company has entered into a Master Agreement with the FDIC in connection with the Program. Under the terms of the Master Agreement, the Issuer has agreed to pay the FDIC any amounts the FDIC pays to the holders of the Notes under the FDIC guarantee. The Guarantor has reached a similar agreement with the FDIC. Additionally, the Company and the Guarantor have agreed not to amend or waive certain provisions of the Notes without the express written consent of the FDIC. Investors should note that the rules, practices and procedures of the FDIC governing the operation of the Program, including the FDIC guarantee, may be amended and are subject to evolving interpretation by the FDIC. The summary set forth below is based on the Final Rule as adopted by the FDIC on November 21, 2008.
Claims under the Program:
The FDIC’s payment obligation under its guarantee will be triggered by the failure of the Company and the Guarantor to make a timely payment of principal of or interest on the Notes (a “Payment Default”). The Company, the Guarantor and The Bank of New York Mellon, a New York banking corporation, as authorized representative of the holders of the Notes under the

Program (the “Representative”), are obligated to give notice to the FDIC if the Company is in default of any payment under the Notes (without regard to any cure period) within one business day of such failure to pay. Upon a Payment Default, the Representative will be required under the senior debt indenture to make a demand for payment of the guaranteed amount on behalf of all holders of the Notes (i) in the case of any Payment Default prior to the maturity date of the Notes, on the day the applicable cure period ends and (ii) in the case of any payment due on the maturity date of the Notes, on such maturity date. If the demand is not made within 60 days of a Payment Default, the FDIC will be under no obligation to make the payments on the Notes under the FDIC guarantee.
To receive payment under the FDIC guarantee, the Representative, on behalf of all noteholders, will be required to assign all of the holders’ rights, titles and interests in the Notes to the FDIC. If a holder of Notes receives any distribution from the Company, the Guarantor or the bankruptcy estate of either the Company or the Guarantor prior to the FDIC’s payment under the guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the holder has so received. Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount. Under the terms of the Program, The Depository Trust Company (“DTC”) as the sole registered holder of the Notes may elect not to be represented by the Representative. If the registered holder has elected not to have the Representative act as its authorized representative, DTC may make demand for payment under the FDIC guarantee in the circumstances described in the preceding paragraph. The demand for payment must be accompanied by a proof of claim as described above, including evidence of the claimant’s ownership of the Notes. If a demand for payment under the FDIC guarantee is not made within 60 days of a Payment Default, the FDIC will be under no obligation to make payments on the Notes under the guarantee. The Program does not specify a deadline by which the FDIC must make payment following receipt of a demand from the Representative. The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.
No Acceleration upon an Event of Default If the FDIC Makes Timely Payments:
Acceleration of maturity of the Notes will not be permitted upon an event of default under the senior debt indenture if the FDIC is making timely guarantee payments on the Notes in accordance with the Program.
Risks Relating to the FDIC Guarantee:
Guarantee Payments by the FDIC May Be Delayed. There is no designated period within which the FDIC is required to make its guarantee payments after receiving a timely demand with a conforming proof of claim from the Representative. The FDIC may not make guarantee payments promptly after all conditions to its payment have been met, delaying noteholders’ receipt of guarantee payments.
You May Lose the Right to Payment under the FDIC Guarantee if the Representative Fails to Follow the FDIC Claims Process. In order to receive payment under the FDIC guarantee in the event of a Payment Default, the Representative must make a written demand, with the required proof of claim, to the FDIC within 60 days of a Payment Default. If the Representative fails to follow the FDIC claims process under the Program, holders may be deprived of all rights and remedies with respect to the guarantee claim.
The Determination of the FDIC on any Matter Relating to the Claims Process Will Be Final and Binding on Holders of the Notes and on Each of the Company and the Guarantor, Subject to Judicial Review. The determination of the FDIC on any matter relating to claims under the Program will be a final administrative determination, binding on all concerned parties, including holders of the Notes. Holders of the Notes will have the right to challenge an FDIC determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the determination has been made.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
FDIC-Guaranteed
Medium-Term Senior Notes,
Series D
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.
Pricing Supplement
February 6, 2009
(Including Prospectus Supplement
Dated April 13, 2006 and
Prospectus Dated March 10, 2006)